December 4, 2019

Guy Melamed
Chief Financial Officer and Chief Operating Officer
Varonis System Inc
1250 Broadway, 29th Floor
New York, NY 10001

       Re: Varonis System Inc
           File No. 001-36324
           Form 10-Q for the Quarter Ended June 30, 2019
           Filed July 30, 2019
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed April 30, 2019
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 12, 2019

Dear Mr. Melamed:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology